UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

Millennium Pharmaceuticals, Inc.

(Name of Subject Company)

Millennium Pharmaceuticals, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

599902103

(CUSIP Number of Class of Securities)

Deborah Dunsire, M.D.

President and Chief Executive Officer

Millennium Pharmaceuticals, Inc.

40 Landsdowne Street

Cambridge, Massachusetts 02139

(617) 679-7000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

David E. Redlick, Esq. Hal J. Leibowitz, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 Telephone: (617) 526-6000 Telecopy: (617) 526-5000	Joel S. Goldberg, Esq. Vice President and Secretary Millennium Pharmaceuticals, Inc. 40 Landsdowne Street Cambridge, Massachusetts 02139 Telephone: (617) 679-7000 Telecopy: (617) 374-0074

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 amends and supplements Items 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule”) initially filed with the U.S. Securities and Exchange Commission on April 11, 2008, by Millennium Pharmaceuticals, Inc., a Delaware corporation (“Millennium”), as amended or supplemented from time to time.  The Schedule relates to the tender offer by Mahogany Acquisition Corp., a Delaware corporation, and wholly-owned subsidiary of Takeda America Holdings, Inc., a New York corporation, and wholly-owned subsidiary of Takeda Pharmaceutical Company Limited, a corporation organized under the laws of Japan, to purchase all of the issued and outstanding shares of Millennium common stock at a price per share of $25.00, net to the holder thereof in cash, without interest thereon, subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 11, 2008, and the related Letter of Transmittal, as each may be amended or supplemented from time to time.

All information in the Schedule, as previously amended or supplemented, is incorporated by reference in this Amendment No. 7, except that such information is hereby amended and supplemented to the extent specifically provided herein.  Except as otherwise indicated, the information set forth in the original Schedule 14D-9, as previously amended or supplemented, remains unchanged.  Capitalized terms used below but not defined in this Amendment No. 7 have the meanings set forth in the Schedule.

Item 8.  Additional Information.

Item 8 is hereby amended and supplemented by adding the following:

Expiration of Subsequent Offering Period and Completion of Offer

On May 14, 2008, TPC and Millennium issued a joint press release announcing the completion of the Offer.  The subsequent offering period expired at 12:00 midnight, New York City time, at the end of Tuesday, May 13, 2008.  According to Computershare Trust Company, N.A., the depository for the Offer, as of 12:00 midnight, New York City time, at the end of May 13, 2008, a total of 295,628,495 shares of Millennium common stock were validly tendered and not withdrawn in the Offer, representing approximately 90.3% of the outstanding shares of Millennium.  Purchaser has accepted for payment all shares of Millennium common stock that were validly tendered in the initial and subsequent offering periods and not withdrawn during the initial offering period, and payment for such shares has been or will be made promptly, in accordance with the terms of the Offer.

TPC’s acquisition of Millennium is expected to be completed on or about May 14, 2008, upon the effectiveness of the Merger under the short-form merger provisions of the DGCL without any further action by or vote of Millennium’s stockholders.  At the Effective Time, each issued and outstanding share of Millennium common stock that was not tendered pursuant to the Offer will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price (other than shares of Millennium common stock that are held by Millennium, TPC, Purchaser or Takeda America or any wholly-owned subsidiary of Millennium or Takeda America or by stockholders, if any, who properly exercise their appraisal rights under the DGCL). Following the Effective Time, Millennium will continue as a wholly-owned subsidiary of Takeda America.

The full text of the press release announcing the completion of the offer is filed as Exhibit (a)(14) hereto and is incorporated herein by reference.

Item 9.  Exhibits

Item 9 is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(14)	Joint Press Release, dated May 14, 2008, issued by TPC and Millennium*

*Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	By:	/s/ Joel Goldberg
Joel Goldberg
Vice President and Secretary

Date: May 14, 2008